Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260008

PROSPECTUS SUPPLEMENT NO. 2

(To the Prospectus dated October 22, 2021)

Up to 105,086,092 Shares of Common Stock

Up to 11,500,000 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 4,000,000 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated October 22, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-260008). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 11,500,000 shares of our common stock, $0.0001 par value per share (the “common stock”), which consists of (i) up to 4,000,000 shares of common stock issuable upon the exercise of warrants (the “Private Warrants”) originally issued in a private placement to dMY Sponsor III, LLC (the “Sponsor”) in connection with the initial public offering of dMY Technology Group, Inc. III (“dMY”) and (ii) up to 7,500,000 shares of common stock issuable upon the exercise of warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of dMY.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “selling securityholders”) of (i) up to 105,086,092 shares of common stock consisting of (a) up to 34,500,000 shares of common stock issued in a private placement pursuant to subscription agreements entered into on March 7, 2021, (b) up to 7,500,000 shares of common stock issued in a private placement to the dMY Initial Stockholders in connection with the initial public offering of dMY, (c) up to 4,000,000 shares of common stock issuable upon exercise of the Private Warrants and (d) up to 59,086,092 shares of common stock (including shares issuable upon the exercise of convertible securities) pursuant to that certain Amended and Restated Registration Rights Agreement, dated September 30, 2021, between us and the selling securityholders granting such holders registration rights with respect to such shares and (ii) up to 4,000,000 Private Warrants.

The common stock and Public Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “IONQ” and “IONQ WS,” respectively. On December 16, 2021, the last reported sales price of our Common Stock on NYSE was $16.06 per share and the last reported sales price of our Warrants was $6.06 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated December 17, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 14, 2021

IonQ, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39694	84-2992192
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4505 Campus Drive College Park, MD	20740
(Address of principal executive offices)	(Zip Code)

(301) 298-7997

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	IONQ	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	IONQ WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 14, 2021, the Board of Directors (the “Board”) of IonQ, Inc. (the “Company”) increased the size of the Board from seven to eight directors and, following the recommendation of the Nominating and Corporate Governance Committee, appointed Inder M. Singh to serve as a member of the Board and as a member of the Board’s Audit Committee, effective immediately. Mr. Singh is a Class I director whose term will expire at the Company’s 2022 Annual Meeting of Stockholders. The Board has determined that Mr. Singh is “independent” pursuant to the rules of The New York Stock Exchange (“NYSE”) and other governing laws and applicable regulations.

Since April 2019, Mr. Singh has served as Executive Vice President and Chief Financial Officer of Arm Limited, a British semiconductor and software design company, where he leads the global finance organization as well as corporate IT operations, procurement and enterprise security teams. From November 2016 to April 2019, Mr. Singh served as Senior Vice President and Chief Financial Officer, and from March 2016 to November 2016, as Chief Strategy and Marketing Officer, of Unisys Corp., a publicly listed company. Prior to that, Mr. Singh was a Managing Director at SunTrust Bank’s equities unit, and a Senior Vice President in finance at Comcast Corporation. Mr. Singh is currently a member of the board of directors of Affinity Federal Credit Union, a U.S. financial services firm. Mr. Singh has also advised startups as a member of Columbia University’s Entrepreneurship Advisory Board, and participates as a project advisor for the U.S. Department of Homeland Security on national security and critical infrastructure issues. Mr. Singh received an M.B.A. in finance from New York University and holds M.S. and a B.S. degrees in engineering from Columbia University.

There is no arrangement or understanding between Mr. Singh and any other person pursuant to which he was selected as a director, and there is no family relationship between Mr. Singh and any of the Company’s other directors or executive officers. There are no transactions between Mr. Singh and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

As a non-employee director of the Company, Mr. Singh is eligible to participate in the Company’s non-employee director compensation policy, pursuant to which he will receive cash compensation of $30,000 per year for service on the Board and $8,000 per year for service on the Audit Committee, and an initial equity award with a dollar-denominated value of $400,000. The initial equity award (i) will be made pursuant to the Company’s 2021 Equity Incentive Plan; (ii) will consist of restricted stock units and an option to purchase the Company’s common stock; and (iii) will vest over a three-year period, with one-third of the initial grant vesting on each anniversary of the grant date, such that the initial grant is fully vested on the third anniversary of the date of grant, subject to continued board service.

In connection with Mr. Singh’s election to the Board, the Company and Mr. Singh entered into the Company’s standard form of indemnification agreement, a copy of which was filed as Exhibit 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-260008), filed with the SEC on October 4, 2021. This agreement requires the Company to indemnify Mr. Singh, to the fullest extent permitted by Delaware law, for certain liabilities to which he may become subject as a result of his affiliation with the Company.

Item 8.01	Other Events.

As previously disclosed, on September 30, 2021 (the “Closing Date”), the Company consummated the previously announced transactions (collectively, the “Merger”) contemplated by that certain Agreement and Plan of Merger, dated March 7, 2021 (the “Merger Agreement”), by and among the Company (at such time named dMY Technology Group, Inc. III (“dMY”)), IonQ Trap Acquisition, Inc., a wholly owned subsidiary of dMY, and IonQ Quantum, Inc., a Delaware corporation (f/k/a IonQ, Inc.) (“Legacy IonQ”).

Pursuant to the Merger Agreement, the Merger was accounted for as a reverse recapitalization (the “Reverse Recapitalization”) in accordance with U.S. generally accepted accounting principles. Under this method of accounting, dMY was treated as the “acquired” company and Legacy IonQ was treated as the acquirer for financial reporting purposes. The Reverse Recapitalization was treated as the equivalent of Legacy IonQ issuing stock for the net assets of dMY, accompanied by a recapitalization.

The Company is filing this Current Report on Form 8-K to recast its consolidated financial statements for the years ended December 31, 2020 and 2019 as previously incorporated by reference in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 4, 2021 (the “Super 8-K”) to reflect the effects of the Reverse Recapitalization .

Within the recast financial statements, the assets, liabilities and results of operations are those of Legacy IonQ for all periods presented. Additionally, the equity structure has been retroactively restated for all prior periods to reflect the exchange ratio used to determine the number of shares of the Company’s common stock, $0.0001 par value per share, issued to Legacy IonQ’s stockholders in connection with the Merger. As such, the shares and corresponding capital amounts and earnings per share related to Legacy IonQ common stock prior to Merger have been retroactively restated as shares reflecting the exchange ratio established in the Merger. In addition, Legacy IonQ’s convertible redeemable preferred stock and warrants previously classified as mezzanine equity were retroactively adjusted for the exchange ratio, converted into common stock, and reclassified to permanent equity because of the Reverse Recapitalization. All exercise prices for stock options and warrants have similarly been retroactively restated to reflect the exchange ratio established in the Merger.

Included herein as Exhibit 99.1 are the audited financial statements of the Company as of and for the years ended December 31, 2020 and 2019. These financial statements update the audited financial statements of Legacy IonQ included in Item 2.01 and Item 9.01 of the Super 8-K. Exhibit 99.1 is attached hereto and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Audited Financial Statements of IonQ, Inc. for the Years Ended December 31, 2020 and 2019.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IonQ, Inc.

Dated: December 17, 2021	By:	/s/ Thomas Kramer
Thomas Kramer
Chief Financial Officer

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of IonQ, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of IonQ, Inc. (the Company) as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, changes in convertible redeemable preferred stock, warrants and stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.

Tysons, VA

March 29, 2021, except for the effects of the reverse recapitalization discussed in Note 1 to the financial statements, as to which the date is December 17, 2021

IonQ, Inc.

Balance Sheets

(in thousands, except share and per share data)

	As of December 31,
	2020	2019
Assets:
Current assets:
Cash and cash equivalents	$36,120	$59,527
Accounts receivable	390	100
Prepaid expenses and other current assets ($1,013 and $0 attributable to related parties)	2,069	789

Total current assets	38,579	60,416
Property and equipment, net	11,988	3,011
Operating lease right-of-use assets ($4,296 and $636 attributable to related parties)	4,296	636
Intangible assets, net	2,687	1,276
Other noncurrent assets ($2,365 and $0 attributable to related parties)	2,928	6

Total Assets	$60,478	$65,345

Liabilities, Convertible Redeemable Preferred Stock and Warrants, and Stockholders’ Equity
Current liabilities:
Accounts payable ($5 and $0 attributable to related parties)	$538	$441
Accrued expenses	608	234
Current portion of operating lease liabilities ($495 and $133 attributable to related parties)	495	133
Unearned revenue	240	—

Total current liabilities	1,881	808
Operating lease liabilities, net of current portion ($3,776 and $551 attributable to related parties)	3,776	551
Unearned revenue, net of current portion	1,118	—

Total liabilities	$6,775	1,359
Commitments and Contingencies
Convertible Redeemable Preferred Stock and Warrants:
Series A convertible redeemable preferred stock; $0.0001 par value per share; 2,000,000 shares authorized; after giving effect to the recapitalization there is no convertible redeemable preferred stock issued or outstanding as of December 31, 2020 and 2019	—	—
Series B convertible redeemable preferred stock; $0.0001 par value per share; 9,753,798 shares authorized; after giving effect to the recapitalization there is no convertible redeemable preferred stock issued or outstanding as of December 31, 2020 and 2019	—	—
Series B-1 convertible redeemable preferred stock; $0.0001 par value per share; 13,217,404 shares authorized; after giving effect to the recapitalization there is no convertible redeemable preferred stock issued or outstanding as of December 31, 2020 and 2019	—	—
Warrants for Series B-1 convertible redeemable preferred stock; after giving effect to the recapitalization there are no warrants for convertible redeemable preferred stock issued or outstanding as of December 31, 2020 and 2019	—	—
Stockholders’ Equity:
Common stock $0.0001 par value; 160,318,719 shares authorized; 118,146,795 and 113,434,809 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	3	3
Additional paid-in capital	93,305	88,164
Accumulated deficit	(39,605)	(24,181)

Total stockholders’ equity	53,703	63,986

Total Liabilities, Convertible Redeemable Preferred Stock, Warrants and Stockholders’ Equity	$60,478	$65,345

See accompanying notes to the financial statements.

IonQ, Inc.

Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	Year Ended December 31,
	2020	2019
Revenue	$—	$200
Costs and expenses:
Cost of revenue (excluding depreciation and amortization)	143	88
Research and development	10,157	6,889
Selling and marketing	486	232
General and administrative	3,547	1,843
Depreciation and amortization	1,400	403

Total operating costs and expenses	15,733	9,455

Loss from operations	(15,733)	(9,255)
Other income	309	329

Loss before benefit for income taxes	(15,424)	(8,926)
Benefit for income taxes	—	—

Net loss and comprehensive loss	$(15,424)	$(8,926)

Net loss per share attributable to common stockholders—basic and diluted	$(0.13)	$(0.12)

Weighted average shares used in computing net loss per share attributable to common stockholders – basic and diluted	115,045,097	76,020,616

See accompanying notes to the financial statements.

IonQ, Inc.

Statements of Changes in Convertible Redeemable Preferred Stock, Warrants and Stockholders’ Equity

(in thousands, except share and per share data)

	Convertible Redeemable Preferred Stock				Stockholders’ Equity
	Series A		Series B		Common Stock		Additional Paid - in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares (1)	Amount	Shares (1)	Amount	Shares (1)	Amount
Balance, December 31, 2018	2,000,000	$1,925	9,725,227	$21,042	3,580,503	$—	$2,039	$(15,255)	$(13,216)
Retroactive application of recapitalization (1)	(2,000,000)	(1,925)	(9,725,227)	(21,042)	58,384,019	1	22,966	—	22,967

Adjusted balance, beginning of period	—	—	—	—	61,964,522	1	25,005	(15,255)	9,751
Net loss	—	—	—	—	—	—	—	(8,926)	(8,926)
Issuance of common stock in consideration for additional patent	—	—	—	—	128,599	—	52	—	52
Issuance of Series B convertible redeemable preferred stock, net of stock issuance costs, adjusted for recapitalization	—	—	—	—	115,668	—	60	—	60
Issuance of Series B-1 convertible redeemable preferred stock, net of stock issuance costs, adjusted for recapitalization	—	—	—	—	45,208,830	1	61,866	—	61,867
Stock options exercised	—	—	—	—	2,980,851	1	295	—	296
Vesting of restricted common stock	—	—	—	—	3,036,339	—	292	—	292
Other stock-based compensation	—	—	—	—	—	—	594	—	594

Balance, December 31, 2019	—	$—	—	$—	113,434,809	$3	$88,164	$(24,181)	$63,986

Net loss	—	—	—	—	—	—	—	(15,424)	(15,424)
Issuance of common stock in consideration for research and development arrangement	—	—	—	—	1,214,317	—	2,903	—	2,903
Vesting of warrant issued to a customer	—	—	—	—	—	—	566	—	566
Stock options exercised	—	—	—	—	1,726,471	—	293	—	293
Vesting of restricted common stock	—	—	—	—	1,771,198	—	170	—	170
Other stock-based compensation	—	—	—	—	—	—	1,209	—	1,209

Balance, December 31, 2020	—	$—	—	$—	118,146,795	$3	$93,305	$(39,605)	$53,703

(1)

The shares of the Company’s common and convertible redeemable preferred stock and warrants, prior to the Business Combination (as defined in Note 1) have been retroactively restated to reflect the exchange ratio established in the Business Combination. Legacy IonQ’s convertible redeemable preferred stock and warrants previously classified as mezzanine equity were retroactively adjusted, converted into common stock, and reclassified to permanent equity because of the reverse recapitalization as described in Note 1.

See accompanying notes to the financial statements.

IonQ, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(15,424)	$(8,926)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,400	403
Amortization of warrant	38	—
Stock-based compensation	1,224	859
Non-cash operating lease expense	77	68
Changes in operating assets and liabilities:
Accounts receivable	(290)	—
Prepaid expenses and other current assets	(699)	(337)
Other noncurrent assets	(11)	(6)
Accounts payable	96	368
Accrued expenses	374	(90)
Operating lease liabilities	(150)	(48)
Unearned revenue	1,358	—
Other noncurrent liabilities	—	(12)

Net cash used in operating activities	(12,007)	(7,721)
Cash flows from investing activities:
Purchases of property and equipment	(10,032)	(2,418)
Capitalized software development costs	(1,131)	(400)
Intangible asset acquisition costs	(513)	(524)

Net cash used in investing activities	(11,676)	(3,342)
Cash flows from financing activities:
Proceeds from the issuance of Series B convertible redeemable preferred stock, recapitalized to common stock	—	60
Proceeds from the issuance of Series B-1 convertible redeemable preferred stock, net of issuance costs of $396, recapitalized to common stock	—	61,867
Proceeds from stock options exercised	276	296

Net cash provided by financing activities	276	62,223

Net change in cash and cash equivalents	(23,407)	51,160

Cash and cash equivalents at the beginning of the period	59,527	8,367

Cash and cash equivalents at the end of the period	$36,120	$59,527

Supplemental disclosures of non-cash financing and investing activities
Issuance of common stock for purchase of Additional Patents	$—	$52
Issuance of common stock for Research and Development Arrangement	$2,903	$—
Deemed dividend on Series B preferred stock, recapitalized to common stock	$—	$9
Vesting of warrants	$566	$—

See accompanying notes to the financial statements.

IonQ, Inc.

Notes to Financial Statements

1. DESCRIPTION OF BUSINESS

IonQ, Inc. (“IonQ,” “the Company,” or “Legacy IonQ”) was incorporated in the state of Delaware in September 2015 and is headquartered in College Park, Maryland. The Company is engaged in quantum computing and develops general-purpose quantum computing systems.

Prior to 2019, the Company built certain quantum computing systems solely for research and development purposes. In order to operate the quantum computing systems, the Company has developed custom hardware, custom firmware, and an operating system to orchestrate the quantum computers. During 2019, the Company began to commercialize its quantum computing systems and entered into its first significant customer agreements. Through these agreements, the Company permits customers to use the quantum computing systems through a quantum-computing-as-a-service (“QCaaS”) platform.

Business Combination

On March 7, 2021, Legacy IonQ entered into an Agreement and Plan of Merger (the “Merger Agreement”) with dMY Technology Group, Inc. III (“dMY”) and Ion Trap Acquisition Inc. (“Merger Sub”), a direct, wholly owned subsidiary of dMY. Pursuant to the Merger Agreement, on September 30, 2021 (“the Closing Date”), the Merger Sub was merged with and into Legacy IonQ with Legacy IonQ continuing as the surviving corporation following the Merger, becoming a wholly owned subsidiary of dMY and the separate corporate existence of the Merger Sub ceased (the “Business Combination”). Commensurate with the Business Combination, dMY changed its name to IonQ, Inc. and Legacy IonQ changed its name to IonQ Quantum, Inc.

While the legal acquirer in the Merger Agreement is dMY, for financial accounting and reporting purposes under accounting principles generally accepted in the United States of America (“U.S. GAAP”), Legacy IonQ is the accounting acquirer and the merger is accounted for as a “reverse recapitalization” (i.e., a capital transaction involving the issuance of stock by dMY for the stock of Legacy IonQ).

For accounting purposes, the Business Combination was treated as the equivalent of Legacy IonQ issuing stock for the net assets of dMY, accompanied by a recapitalization. The net assets of dMY are stated at historical cost, and no goodwill or other intangible assets were recorded. Because Legacy IonQ was deemed the accounting acquirer in the Business Combination, the historical financial statements of Legacy IonQ are the historical financial statements of the Company upon the consummation of the Business Combination.

In accordance with guidance applicable to these circumstances, the equity structure has been retroactively restated in all prior periods to reflect the number of shares of the Company’s common stock, $0.0001 par value per share, issued to Legacy IonQ’s stockholders in connection with the Business Combination. As such, the shares and corresponding capital amounts and earnings per share related to Legacy IonQ convertible redeemable preferred stock and warrants and Legacy IonQ common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination. Legacy IonQ’s convertible redeemable preferred stock and warrants previously classified as mezzanine equity were retroactively adjusted, converted into common stock, and reclassified to permanent equity because of the reverse recapitalization. All exercise prices for stock options and warrants have similarly been retroactively restated to reflect the exchange ratio established in the Business Combination.

Segment Reporting

The Company operates as one operating segment as its chief executive officer, who is the chief operating decision maker, reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (“FASB”).

Emerging Growth Company

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.

The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, the Company’s financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

The Company remains an emerging growth company until the earliest of (i) December 31, 2025, (ii) the last day of the fiscal year in which the Company has total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which the Company is deemed to be a large accelerated filer, which means the market value of the Company’s common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th or (iv) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP and regulations of the U.S. Securities and Exchange Commission requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.

Significant estimates and judgments are inherent in the analysis and measurement of items including, but not limited to: revenue recognition, capitalization of internally developed software and quantum computing costs, useful lives of long-lived assets, commitments and contingencies, forecasts and assumptions used in determining the fair value of stock-based compensation, derivatives, and warrants for common stock. Management bases its estimates and assumptions on historical experience, expectations, forecasts, and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ and be affected by changes in those estimates.

Fair Value Measurements

The Company evaluates the fair value of certain assets and liabilities using the fair value hierarchy. Fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

As a basis for considering such assumptions, the Company applies the three-tier GAAP fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—observable inputs such as quoted prices in active markets;

•	Level 2—inputs other than the quoted prices in active markets that are observable either directly or indirectly;

•	Level 3—unobservable inputs of which there is little or no market data, which require the Company to develop its own assumptions.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measure. The Company’s assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held, without consideration of transaction costs. Assets and liabilities that are measured using significant other observable inputs are primarily valued by reference to quoted prices of similar assets or liabilities in active markets, adjusted for any terms specific to that asset or liability.

Assets and liabilities that are measured at fair value on a non-recurring basis include property and equipment and intangible assets. The Company recognizes these items at fair value when they are considered to be impaired or upon initial recognition when acquired through a business combination or an asset acquisition. The fair value of these assets and liabilities are determined with valuation techniques using the best information available and may include quoted market prices, market comparable and discounted cash flow models.

Fair Value of Financial Instruments

Due to their short-term nature, the carrying amounts reported in the Company’s financial statements approximates the fair value for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks, checking deposits and money market funds. The Company considers all short-term highly liquid investments with an original maturity at the date of purchase of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are non-interest bearing and stated at the gross invoiced amount. A receivable is recorded when the Company has an unconditional right to receive payment based on the satisfaction of performance obligations. Accounts receivable consists of the following at December 31, 2020 and 2019 (in thousands):

	2020	2019
Billed Accounts Receivable	$390	$—
Unbilled Accounts Receivable	—	100

Total	$390	$100

On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off. This assessment is based on management’s evaluation of the past due receivables, collectability of specific accounts, historical loss experience and overall economic conditions.

The Company did not have any allowance for doubtful accounts as of December 31, 2020 and 2019.

Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Historical cost of fixed assets is the cost as of the date acquired.

Prior to 2019, the Company built certain quantum computing systems solely for research and development purposes and these quantum computing systems were deemed to have no alternative future use. In 2019, the Company began to commercialize its quantum computing systems via the offering of QCaaS and quantum computing systems built thereafter were determined to provide a probable future economic benefit. As a result, hardware and labor costs associated with the building of such quantum computing systems were capitalized. Costs to maintain quantum computing systems are expensed as incurred.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Useful lives are as follows:

Computer Equipment and Acquired Computer Software	3 – 5 years
Machinery, Equipment, Furniture and Fixtures	5 – 7 years
Quantum Computing Systems	2 years
Leasehold Improvements	Shorter of the lease-term or the estimated useful life of the related asset

Intangible Assets, Net

The Company’s intangible assets include website domain costs, patents, intellectual property and trademarks. Intangible assets with identifiable useful lives such as patents and intellectual property are initially valued at acquisition cost and are amortized over their estimated useful lives using the straight-line method, which is generally 20 years. With respect to patents, acquisition costs include external legal and patent application costs. Intangible assets with indefinite useful lives are assessed for impairment at least annually.

Capitalized Internally Developed Software

Capitalized internally developed software, which is included in intangible assets, net, consists of costs to purchase and develop internal-use software, which the Company uses to provide services to its customers. The costs to purchase and develop internal-use software are capitalized from the time that the preliminary project stage is completed, and it is considered probable that the software will be used to perform the function intended, until the time the software is placed in service for its intended use. Any costs incurred during subsequent efforts to upgrade and enhance the functionality of the software are also capitalized. Once this software is ready for use as part of the Company’s service offerings, these costs are amortized on a straight-line basis over the estimated useful life of the software, which is typically assessed to be 3 years. During the years ended December 31, 2020 and 2019, the Company capitalized $1.2 million and $423 thousand in internal-use software costs, respectively. The Company amortized $277 thousand and $45 thousand of capitalized internally developed software costs during the years ended December 31, 2020 and 2019, respectively.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and other long-term assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2020 or 2019.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and current operating lease liabilities and operating lease liabilities, net of current portion on our balance sheets. As of December 31, 2020, the Company has no financing lease arrangements. The Company recognizes lease expense for its operating leases on a straight-line basis over the term of the lease.

In accordance with ASC 842, Leases, which the Company adopted on January 1, 2019, the Company records a ROU asset and lease liability in connection with its operating leases. The Company’s lease portfolio is comprised primarily of a real estate lease, which is accounted for as an operating lease. Upon adoption, the Company recorded operating lease ROU assets and operating lease liabilities amounting to $705 thousand and $733 thousand, respectively.

The Company has opted to elect the package of practical expedients that permits it to not reassess under the new lease accounting standard, its prior conclusions for any expired or existing contracts at the application date of ASC 842, about lease identification, lease classification, and initial direct costs. The Company chose not to elect the use-of-hindsight to reassess lease term. The Company also elected not to recognize ROU assets and lease liabilities for leases with an initial term of 12 months or less. The new lease accounting standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the practical expedient to not separate lease and non-lease components for all leases.

ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. Operating lease ROU assets also include the impact of any lease incentives. Amendments to a lease are assessed to determine if it represents a lease modification or a separate contract. Lease modifications are reassessed as of the effective date of the modification using an incremental borrowing rate based on the information available at the commencement date. For modified leases the Company also reassesses the lease classification as of the effective date of the modification.

The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The Company used an incremental borrowing rate of 12.2% at the date of adoption.

The Company’s lease terms include periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company considers contractual-based factors such as the nature and terms of the renewal or termination, asset-based factors such as physical location of the asset and entity-based factors such as the importance of the leased asset to the Company’s operations to determine the lease term. The Company generally uses the base, non-cancelable, lease term when determining the ROU assets and lease liabilities.

Revenue Recognition

The Company derives revenue from providing access to its QCaaS and professional services related to co-developing algorithms on the Quantum Computing Systems. In arrangements with the cloud service providers, the cloud service provider is considered the customer and IonQ does not have any contractual relationships with the cloud service providers’ end users. For these arrangements, revenue is recognized at the amount charged to the cloud service provider, and does not reflect any mark-up to the end user.

The Company applies the provisions of the FASB Accounting Standards Update (“ASU”), Revenue from Contracts with Customers (“ASC 606”), and all related applicable guidance, and the standard was adopted on a full retrospective method on January 1, 2019. The adoption of ASC 606 had no impact on the Company and as such there was no recorded transition adjustment. The core principle of ASC 606 is that an entity shall recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To support this core principle, the Company applies the following five step approach:

1.	Identify the contract with the customer

2.	Identify the performance obligations

3.	Determine the transaction price

4.	Allocate the transaction price to the performance obligations

5.	Recognize revenue when (or as) the entity satisfies a performance obligation

The Company has determined that its QCaaS contracts represent a combined, stand-ready performance obligation to provide access to its quantum computing systems together with related maintenance and support. The transaction price generally includes a variable fee based on usage of its quantum computing systems and may include a fixed fee for a minimum volume of usage to be made available over a defined period of access. Fixed fee arrangements may also include a variable component whereby customers pay an amount for usage over contractual minimums contained in the contracts. For contracts with a fixed transaction price, the fixed fee is recognized as QCaaS subscription-based revenues on a straight-line basis over the access period. Any variable fees for usage over the contractual minimums are estimated at contract inception and recognized ratably over the access period, unless such variable usage fees are probable of reversal in future periods. In those instances, variable usage fees are included in the determination of the transaction consideration once known. For contracts without fixed fees, variable usage fees are billed and recognized during the period of such usage. As of December 31, 2020 and 2019, all of the revenue recognized by the Company was recognized based on transfer of service over time. There were no revenues recognized at a point in time.

The Company may enter into multiple contracts with a single counterparty at or near the same time. The Company will combine contracts and account for them as a single contract when one or more of the following criteria are met: (i) the contracts are negotiated as a package with a single commercial objective; (ii) consideration to be paid in one contract depends on the price or performance of the other contract; and (iii) goods or services promised are a single performance obligation. The Company has entered into one revenue arrangement in which it granted warrants to the counterparty. Refer to Note 9—Warrant Transaction Agreement for further information on the warrants.

Billed and unbilled accounts receivable relate to the Company’s rights to consideration as performance obligations are satisfied when the rights to payment become unconditional but for the passage of time.

The variable fees associated with the QCaaS are generally billed a month in arrears. Customers also have the ability to make advance payments. If a contract exists under ASC 606, advance payments are recorded as a contract liability until services are delivered or obligations are met and revenue is earned. Contract liabilities to be recognized in the succeeding 12-month period are classified as current and the remaining amounts are classified as non-current liabilities in the Company’s Balance Sheet.

As of December 31, 2020, approximately $3.7 million of revenue is expected to be recognized from remaining performance obligations that are unsatisfied (or partially unsatisfied) for non-cancelable contracts. The Company expects to recognize revenue of $240 thousand related to these remaining performance obligations in each of the years ended December 31, 2021 and 2022, with the remainder recognized thereafter. The Company has not estimated the timing of revenue recognition for the remaining unsatisfied performance obligations related to usage-based contracts as the timing of customer usage cannot be predicted given the limited historical data.

For contractual arrangements where consideration is paid up-front, the transfer of the quantum computing services is completed at the discretion of the customer as the customer chooses to use the services starting from the date of contract inception. As such, the up-front payment of consideration does not represent a significant financing component.

Cost to Obtain a Contract

Applying the practical expedient, the Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets is one year or less. The Company does not pay commissions on sales to customers.

Cost of Revenue

Cost of revenue primarily consists of expenses related to delivering the Company’s services, including direct labor costs, direct service costs and allocated facility costs. Cost of revenue excludes depreciation and amortization related to the Company’s quantum computing systems and related software.

Research and Development

Research and development expenses consist of personnel costs, including stock-based compensation expense, and allocated facility costs for the Company’s hardware, software and engineering personnel who design and develop the Company’s quantum computing systems and research new quantum computing technologies. Unlike a standard computer, design and development efforts continue throughout the useful life of the Company’s quantum computing systems to ensure proper calibration and optimal functionality. Research and development expenses also include purchased hardware and software costs related to quantum computing systems constructed for research purposes that are not probable of providing future economic benefit and have no alternate future use.

In December 2020, the Company amended its option agreement with Duke University (“Duke”), and under this amendment, the Company issued 1,214,317 common shares after giving effect to the recapitalization, to Duke in consideration for research and development services through July 15, 2026. The amended arrangement is considered a research and development service arrangement and recorded as a prepayment based on the fair value of the common stock issued on the effective date of the amendment and amortized over the term of the arrangement as services are received. See Note 5—Agreements with UMD and Duke for further information.

Advertising Costs

Advertising costs are expensed as incurred and are included in general and administrative expenses and selling and marketing expenses in the statements of operations. These costs were $426 thousand and $224 thousand for the years ended December 31, 2020 and 2019, respectively.

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period and uses the straight-line method to recognize stock-based compensation. The Company uses the Black-Scholes-Merton (“Black-Scholes”) option-pricing model to determine the fair value of stock awards and the estimated fair value for stock options. The Black-Scholes option-pricing model requires the use of subjective assumptions, which determine the fair value of share-based awards, including the fair value of the Company’s common stock, the option’s expected term, the price volatility of the underlying common stock, risk-free interest rates, and the expected dividend yield of the common stock. The assumptions used to determine the fair value of the stock awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

The Company obtained third-party valuations to estimate the fair value of its common stock for purposes of measuring stock-based compensation expense. The third-party valuations were prepared using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants (“AICPA”) Accounting & Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

On January 1, 2019 the Company adopted the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718) Improvements to Nonemployee Share-based Payments. This ASU was issued to simplify the accounting for share-based transactions by expanding the scope of Topic 718 from only being applicable to share-based payments to employees to also include share-based payment transactions for acquiring goods and services from nonemployees. As a result, nonemployee share-based transactions are measured by estimating the fair value of the equity instruments at the grant date, taking into consideration the probability of satisfying performance conditions. The adoption of this ASU had no cumulative impact on the Company’s financial statements prior to adoption date.

On January 1, 2019 the Company adopted the FASB issued ASU 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). This ASU was issued to clarify the accounting for share-based payments issued as consideration payable to a customer under ASC 606. Under the ASU, entities measure and classify such payments by applying the guidance in ASC 718. The adoption of this ASC had no cumulative impact on the Company’s financial statements prior to adoption date.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes are provided for temporary differences in recognizing certain income, expense and credit items for financial reporting purposes and tax reporting purposes. Such deferred income taxes primarily relate to the difference between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. Excess tax benefits and tax deficiencies are recognized in the income tax provision in the period in which they occur.

The Company records a valuation allowance when it determines, based on available positive and negative evidence, that it is more-likely-than-not that some portion or all of its deferred tax assets will not be realized. The Company determines the realizability of its deferred tax assets primarily based on the reversal of existing taxable temporary differences and projections of future taxable income (exclusive of reversing temporary differences and carryforwards). In evaluating such projections, the Company considers its history of profitability, the competitive environment, and general economic conditions. In addition, the Company considers the time frame over which it would take to utilize the deferred tax assets prior to their expiration.

For certain tax positions, the Company uses a more-likely-than-not threshold based on the technical merits of the tax position taken. Tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of tax benefits determined on a cumulative probability basis, which are more-likely-than-not to be realized upon ultimate settlement in the financial statements. The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. However, there were no amounts recognized relating to interest and penalties in the statements of operations for the years ended December 31, 2020 and 2019. The Company had no uncertain income tax positions as of December 31, 2020 and 2019.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Cash balances are primarily invested in money market funds or on deposit at high credit quality financial institutions in the U.S. These deposits are typically in excess of insured limits.

The Company’s accounts receivable are derived from revenue earned from customers primarily located in the U.S. The Company performs periodic evaluations of its customers’ financial condition and generally does not require its customers to provide collateral or other security to support accounts receivable, and maintains an allowance for doubtful accounts. Credit losses historically have not been material.

Significant customers are those which represent more than 10% of the Company’s total revenue or gross accounts receivable balance at each balance sheet date. Accounts receivable consists of current trade receivables from two customers as of December 31, 2020, and all of the Company’s revenue was from a single customer for the year ended December 31, 2019.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding for the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of shares of common stock during the period, plus common stock equivalents, outstanding during the period. If the Company reports a net loss, the computation of diluted loss per share excludes the effect of dilutive common stock equivalents, as their effect would be antidilutive.

Earnings (loss) per share calculations for all periods have been retroactively restated to reflect the conversion of the Company’s convertible redeemable preferred stock and the equivalent number of shares reflecting the exchange ratio established in the reverse capitalization.

The following table sets forth the computation of basic and diluted loss per share attributable to common stockholders (in thousands, except share and per share data):

	Year Ended December 31,
Numerator:	2020	2019
Net loss attributable to common stockholders	$(15,424)	$(8,926)
Deemed dividend to preferred stockholders prior to recapitalization	—	(9)

Net loss available to common stockholders	$(15,424)	(8,935)

Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders—basic and diluted	115,045,097	76,020,616
Net loss per share attributable to common stockholders—basic and diluted	$(0.13)	$(0.12)

In periods with a reported net loss, the effect of anti-dilutive stock options, unvested common stock (including unvested restricted common stock) and warrants are excluded and diluted loss per share is equal to basic loss per share. The following is a summary of the weighted average common stock equivalents for the securities outstanding during the respective periods that have been excluded from the computation of diluted net loss per common share, as their effect would be anti-dilutive:

	Year Ended December 31,
	2020	2019
Common stock options outstanding	9,033,927	4,702,569
Warrants to purchase common stock	8,301,202	796,006
Unvested common stock	553,196	3,355,918

Total	17,888,325	8,854,493

Recently Issued Accounting Standards Not Yet Adopted:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses, along with various updates and improvements. The standard, including subsequently issued amendments, requires a financial asset measured at amortized cost basis, such as accounts receivable and certain other financial assets, to be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2022, with early adoption permitted. Based on the composition of the Company’s trade receivables and other financial assets, current market conditions and historical credit loss activity, the adoption of this standard is not expected to have a material impact on the Company’s financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The guidance is effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted, including adoption in any interim period. The Company is currently evaluating the potential impact of this standard on its financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic 815-40) Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for the exception. The ASU also simplifies the diluted net income per share calculation in certain areas. The new guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and early adoption is permitted. The Company is currently evaluating the impact of the adoption of the standard on the financial statements.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2020 and 2019, are composed of the following (in thousands):

	2020	2019
Computer equipment and acquired computer software	$364	$253
Machinery, equipment, furniture and fixtures	2,974	1,838
Leasehold improvements	736	535
Quantum computing systems	9,617	976

Gross Property and Equipment	13,691	3,602
Less: accumulated depreciation	(1,703)	(591)

Net Property and Equipment	$11,988	$3,011

Depreciation expense for the years ended December 31, 2020 and 2019 was $1.1 million and $354 thousand, respectively.

4. INTANGIBLE ASSETS, NET

Intangible assets as of December 31, 2020 and 2019 are composed of the following (in thousands):

	December 31, 2020
	Weighted Average Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Amount
Patents	20	$1,307	$(10)	$1,297
Trademark	Indefinite	60	—	60
Website and other	10-20	51	(7)	44
Internally developed software	3	1,608	(322)	1,286

Total		$3,026	$(339)	$2,687

	December 31, 2019
	Weighted Average Useful Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Amount
Patents	20	$829	$(4)	$825
Trademark	Indefinite	34	—	34
Website and other	10	41	(2)	39
Internally developed software	3	423	(45)	378

Total		$1,327	$(51)	$1,276

Total amortization expense for intangible assets for the years ended December 31, 2020 and 2019 was $288 thousand and $49 thousand, respectively.

As of December 31, 2020, the projected annual amortization expense for the Company’s intangible assets is as follows (in thousands):

Year ending December 31,
2021	$550
2022	505
2023	273
2024	14
2025	14
Thereafter	1,271

Total	$2,627

5. AGREEMENTS WITH UMD AND DUKE

Exclusive License Agreement

The Company entered into an exclusive license agreement (“License Agreement”) in 2016 with the University of Maryland (“UMD”) and Duke. The License Agreement grants to the Company an exclusive, perpetual license (“Initial Patents”) to certain patents, know-how and other intellectual property utilized in trapped-ion quantum computing systems. The license granted to the Company is exclusive for all patents (and non-exclusive for other types of intellectual property), subject to certain governmental rights and retained rights by UMD and Duke and other non-profit institutions to use and practice the Licensed Patents (as defined below) and technology for internal research and other non-profit purposes. In exchange for the Initial Patents, UMD and Duke received an aggregate of 142,886 common shares after giving effect to the recapitalization.

Exclusive Option Agreements

The Company also entered into an exclusive option agreement (“Option Agreement”) with each of UMD and Duke in 2016 whereby on the anniversary of the effective date of the License Agreement for a period of 5 years, the Company has the right to acquire additional intellectual property developed by UMD and Duke (the “Additional Patents” and together with the Initial Patents, the “Licensed Patents”) by exercising an annual option and issuing 128,599 common shares each to Duke and UMD in consideration for the Additional Patents after giving effect to the recapitalization. The amount to be issued to UMD and Duke pursuant to the option over the 5-year term is equal to an aggregate of 642,995 common shares to each university after giving effect to the recapitalization. The Company may elect not to exercise the option if there was not a minimum number of intellectual property developed in a given year and then the Option Agreement would extend another year.

Since inception of the License Agreement and the Option Agreements and through December 31, 2019, the Company issued 328,641 common shares to each UMD and Duke for the acquisition of intellectual property after giving effect to the recapitalization.

Additionally, under the terms of the License Agreement and Option Agreement, UMD and Duke were provided an exit guarantee if a sale or liquidation of the Company would occur that provides for the following:

•	acceleration of the issuance of common stock as if exercised through the License Agreement,

•

additional consideration equal to the consideration which a holder of one-half of one percent (0.5%) of the common stock of the Company, on a fully-diluted basis, would have received in the sale to the extent it exceeds the amount UMD and Duke shall be entitled to as a result of ownership at the time of sale.

Management evaluated this exit guarantee and determined that it represented an embedded derivative that must be bifurcated and accounted for separately. The exit guarantee derivative was estimated to be immaterial as of December 31, 2020 and 2019 as the probability of a sale or liquidation of the Company was remote. As of December 31, 2020, UMD is entitled to 449,386 shares, after giving effect to the recapitalization, if a change of control were to occur resulting from a sale or liquidation of the Company.

In December 2020, the Company and Duke amended the Duke Option Agreement to remove the exit guarantee, extend the term of the Option Agreement through July 15, 2026, and to provide for the issuance of 1,214,317 shares of common stock, after giving effect to the recapitalization, to Duke in consideration for research and development services through July 15, 2026. Under the terms of the amended Option Agreement, the issuance of shares is a nonrefundable upfront payment in exchange for research and development services by Duke whereby the Company will obtain rights to any potential future intellectual property developed during the term. As such, the fair value of the shares of common stock issued to Duke of $2.9 million was recorded as a prepaid expense and is being amortized over the term of the arrangement as services are received. For the year ended December 31, 2020, the Company recognized $19 thousand of research and development expense associated with this arrangement.

The useful life of the Licensed Patents derived from the License Agreement and the Option Agreement is the remaining legal life at the time of acquisition.

The value of the Licensed Patents is based on the fair value of the common stock given as consideration on the effective date of each agreement and exercise of option. The asset is amortized over the useful life of the Licensed Patents.

6. ACCRUED EXPENSES

Accrued expenses as of December 31, 2020 and 2019 are composed of the following (in thousands):

	2020	2019
Accrued salaries and other liabilities	$46	$40
Accrued expenses - other	562	194

Total accrued expenses	$608	$234

7. COMMITMENTS AND CONTINGENCIES

Warranties and Indemnification

The Company’s commercial services are typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and materially in accordance with the Company’s documentation under normal use and circumstances.

The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe third-party intellectual property rights. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the accompanying financial statements.

8. CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

Preferred Stock

Legacy IonQ’s convertible redeemable preferred stock previously classified as mezzanine equity was retroactively adjusted, converted into common stock, and reclassified to permanent equity because of the reverse recapitalization as described in Note 1.

In January 2019, the Company issued 28,571 shares of Series B convertible redeemable preferred stock at $2.10 per share for $60 thousand with no issuance cost. As a result of the recapitalization, these shares were converted into 115,668 shares of common stock.

Between August 2019 and November 2019, the Company issued 11,166,941 shares of Series B-1 at $5.5757 per share for $61.9 million, net of issuance cost of $396 thousand. As a result of the recapitalization, these shares were converted into 45,208,830 shares of common stock.

No shares were issued during the year ended December 31, 2020 requiring adjustment as a result of recapitalization.

Common Stock

In August 2019, the Company issued 128,599 shares of common stock, after giving effect to the recapitalization, to UMD in consideration for Additional Patents. These shares were recorded at fair value of $52 thousand, based on the fair value of common stock given as consideration on the exercise of the option. In December 2020, the Company issued 1,214,317 shares of common stock to Duke, after giving effect to the recapitalization. These shares were recorded at fair value of $2.9 million based on the fair value of common stock given as consideration. See Note 5 — Agreements with UMD and Duke for further information.

Upon incorporation of the Company, the founders of the Company (the “Founders”) purchased an aggregate 16.2 million shares of common stock at a purchase price $0.0006 per share after giving effect to the recapitalization. Subsequently, on July 25, 2016, upon the introduction of a new third party investor, the Company imposed a share restriction on an aggregate of 12.1 million of the Founders’ shares (the “Restricted Shares”), after giving effect to the recapitalization. If the Founders terminate their relationship with the Company for any reason, the Company will have the right to repurchase such shares for the initial purchase price and the repurchase period will begin from such termination date until 120 days after the termination date; provided, however that if the Founders terminate their relationship with the Company or are otherwise terminated for good cause (each, a “Release Event”), in each case, within 12 months of a deemed liquidation event, the Company may not repurchase the shares. Payment for the Restricted Shares will be made in cash if the Company exercises its option to repurchase the Founder’s shares. Of the Restricted Shares subject to the repurchase option, 1/48th of the Restricted Shares shall be released from the repurchase option on each monthly anniversary from July 25, 2016 until all Restricted Shares are released from the repurchase option. Once the Restricted Shares vest, there are no other vesting conditions associated with the Restricted Shares. See Note 10 — Share Based Compensation for further information.

Common Stock Reserved for Issuance

The Company’s common stock reserved for future issuances after giving effect to the recapitalization are as follows:

	As of December 31,
	2020	2019
Stock options outstanding	21,863,368	13,933,956
Warrants to acquire common stock	8,301,202	8,301,202
Shares available for future grant	7,294,016	16,949,899

Total common stock reserved	37,458,586	39,185,057

9. WARRANT TRANSACTION AGREEMENT

In November 2019, contemporaneously with a revenue arrangement, the Company entered into a contract, pursuant to which the Company agreed to issue to a customer a warrant to acquire shares of Legacy IonQ Series B-1 preferred stock (the “Warrant Shares”), subject to certain vesting events. As of December 31, 2020, the contract allows for the customer to acquire up to 8,301,202 shares of common stock in the Company.

As the warrant was issued in connection with an existing commercial agreement with a customer, the value of the warrant was determined to be consideration payable to the customer and consequently will be treated as a reduction to revenue recognized under the corresponding revenue arrangement.

Approximately 6.5% of the Warrant Shares vested and became immediately exercisable in August 2020. The remaining Warrant Shares will vest and become exercisable upon satisfaction of certain milestones based on revenue generated under the commercial agreement with the customer, to the extent certain prepayments are made by the customer. The exercise price for the Warrant Shares is $1.38 per share and the warrant is exercisable through November 2029.

The fair value of the Warrant Shares at the date of issuance was determined to be $8.7 million. At December 31, 2019, no Warrant Shares were vested or probable of vesting. As of December 31, 2020, Warrant Shares with a fair value of $566 thousand were vested. This fair value is recorded within other noncurrent assets and the Warrant Shares are amortized over time as the related customer revenue is earned. During the year ended December 31, 2020, $38 thousand of the warrant amortization was recorded as a reduction of the related customer revenue.

The Company estimated the fair value of warrants on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each warrant. The estimated fair value of the Legacy IonQ Series B-1 was based on the Legacy IonQ Series B-1 offering price due to its proximity to the grant date of the Warrant Shares. The estimated term is based on the contractual life of the Warrant Shares. The remaining assumptions were developed consistent with the methodologies described further in Note 10 – Share Based Compensation.

As discussed further in Note 1, the Warrant Shares were retroactively adjusted, converted to common stock and are presented in permanent equity as a result of the recapitalization as described in Note 1.

The assumptions used to estimate the fair value of the Warrant Shares granted during the year ended December 31, 2019 are as follows:

At Grant Date
Risk- Free Interest Rate	1.77%
Expected Term (in years)	10
Expected Volatility	70%
Dividend Yield	—%

10. STOCK-BASED COMPENSATION

The Company has a 2015 Equity Incentive Plan (the “Plan”) which provides for the grant of share based compensation in the form of awards of options, stock appreciation rights (“SARs”), restricted stock awards and restricted stock units, to certain officers, directors, employees, consultants and advisors to purchase shares of the Company’s common stock. The Company reserved 36,445,246 shares of common stock for awards granted under the Plan as of December 31, 2020 after giving effect to the recapitalization.

Vesting generally occurs over four to five years from the date of grant and all options granted have a contractual term of 10 years. Vested options held at the date of an employee’s termination may be exercised within three months. The board of directors may terminate the Plan at any time. The Company’s bylaws include a right of first refusal which states that if a stockholder desires to sell or otherwise transfer any shares of common stock, then the stockholder will first give written notice of such to the Company at which point the Company generally has 30 days to purchase all (but not less than all) of the shares specified in the notice at the price and upon the terms set forth in such notice. Under the Plan, the Company’s right of first refusal will expire upon the earlier of (i) the date securities of the Company are first offered to the public pursuant to an effective registration statement or (ii) September 28, 2025. The Company records forfeitures as they occur.

The Company estimates the fair value of stock options on the date of grant using the Black-Scholes option- pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option.

Expected Volatility—As the Company was privately held at the date of the grant and there has been no public market for its common stock prior to closing the Business Combination, the expected volatility is based on the average historical stock price volatility of comparable publicly- traded companies in its industry peer group, financial, and market capitalization data.

Expected Term— The expected term of the Company’s options represents the period that the stock-based awards are expected to be outstanding.

The Company has estimated the expected term of its employee awards using the SAB Topic 14 Simplified Method allowed by the FASB and SEC, for calculating expected term as it has limited historical exercise data to provide a reasonable basis upon which to otherwise estimate expected term. Certain of the Company’s options began vesting prior to the grant date, in which case the Company uses the remaining vesting term at the grant date in the expected term calculation.

Risk-Free Interest Rate— The Company estimates its risk-free interest rate by using the yield on actively traded non-inflation-indexed U.S. treasury securities with contract maturities equal to the expected term.

Dividend Yield— The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

Fair Value of Underlying Common Stock— Because the Company’s common stock was not yet publicly traded on the date of grant, the Company estimated the fair value of common stock prior to closing the Business Combination. The Board of Directors considered numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of Legacy IonQ’s previously Convertible Redeemable Preferred Stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.

The assumptions used to estimate the fair value of stock options granted during the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Risk- Free Interest Rate	0.9%	2.3%
Expected Term (in years)	6.46	6.34
Expected Volatility	72.5%	66.1%
Dividend Yield	—%	—%

A summary of the stock option activity is as follows:

	Number of Option Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding as of December 31, 2018	9,506,560	$0.11	8.58	$1.4
Granted	10,322,708	0.14
Exercised	(2,980,851)	0.10
Cancelled/ Forfeited	(2,914,461)	0.13

Outstanding as of December 31, 2019	13,933,956	0.13	8.80	5.0
Granted	9,875,293	0.61
Exercised	(1,726,471)	0.17
Cancelled/ Forfeited	(219,410)	0.13

Outstanding as of December 31, 2020	21,863,368	0.34	8.67	44.8

Exercisable as of December 31, 2020	5,111,904	0.16	7.85	11.3

Exercisable and expected to vest at December 31, 2020	21,863,368	$0.34	8.67	$44.8

The total intrinsic value of options exercised was $3.8 million and $1.2 million for the years ended December 31, 2020 and 2019, respectively. The weighted-average grant date fair value per share for the stock options granted during the years ended December 31, 2020 and 2019 was $0.76 and $0.25, respectively. The aggregate grant-date fair value of options vested during the years ended December 31, 2020 and 2019 was $1.0 million and $625 thousand, respectively. As of December 31, 2020, the total unrecognized compensation related to unvested stock option awards was $8.7 million, which the Company expects to recognize over a weighted-average period of approximately 2.22 years.

Unvested Restricted Shares

The fair value of the restricted shares determined based on the fair market value of Legacy IonQ’s common stock on July 25, 2016, the date the restriction was put into place, was $1.2 million.

A summary of the unvested restricted shares activity is as follows:

	Number of Unvested Restricted Shares	Weighted-Average Grant Date Fair Value per Share
Unvested Balance as of December 31, 2018	4,807,537	$0.10
Vested	(3,036,339)	0.10

Unvested Balance as of December 31, 2019	1,771,198	0.10
Vested	(1,771,198)	0.10

Unvested Balance as of December 31, 2020	—	$—

The aggregate grant-date fair value of restricted shares vested was $170 thousand and $292 thousand for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, there was no unrecognized compensation related to unvested restricted stock.

Total stock-based compensation expense for both stock option awards and unvested restricted shares which is included in the financial statements as follows (in thousands):

	Years Ended December 31,
	2020	2019
Research and development	$716	$582
General and administrative	508	277

Stock-based compensation, net of amounts capitalized	1,224	859
Capitalized stock-based compensation—Intangibles and fixed assets	110	27
Capitalized stock-based compensation—Other current assets	45	—

Total stock-based compensation	$1,379	$886

11. INCOME TAXES

The current and deferred components of the provision for income taxes for both Federal and State jurisdictions are zero as of December 31, 2020 and 2019, respectively.

The Company’s provision for income taxes differs from the amount determined by applying the applicable federal statutory tax rate to the loss before income taxes due to the valuation allowance for the net deferred income tax assets. A reconciliation of the U.S. statutory tax rate to our effective tax rate is presented below:

	Years Ended December 31,
	2020	2019
U.S. federal statutory income tax rate	21.00%	21.00%
State and local income taxes	6.31%	6.25%
R&D tax credits	7.18%	3.89%
Stock- based compensation	-0.73%	-0.68%
Valuation allowance	-33.83%	-30.27%
Other	0.07%	-0.19%
Effective tax rate	0.00%	0.00%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2020	2019
Deferred tax assets:
Non-qualified stock compensation	124	35
Lease liabilities	1,176	188
Other	8	6
R&D credit carryforwards	1,733	625
Net operating loss carryforwards	13,516	6,758

Total deferred tax assets	16,557	7,612
Valuation allowance	(11,747)	(6,529)

Total deferred tax assets net of valuation allowance	4,810	1,083
Deferred tax liabilities:
Depreciation and amortization	(173)	(142)
Right of use assets	(1,135)	(175)
Capitalized patents	(181)	(102)
Internally developed software	(354)	(104)
Capitalized R&D expense	(2,967)	(560)

Total deferred tax liabilities	(4,810)	(1,083)

Net deferred tax assets (liabilities)	—	—

The Company had U.S. federal and state net operating loss carryforwards of approximately $49.4 million and $24.7 million as of December 31, 2020 and 2019, respectively. The Company’s net operating loss carryforwards generated prior to January 1, 2018 will begin to expire, if not utilized, in 2036. The Company’s net operating loss carry forwards generated after December 31, 2017 will carryforward indefinitely. As of December 31, 2020 and 2019, the Company had U.S. federal and state tax credit carryforwards of $1.7 million and $625 thousand, respectively. The tax credit carryforwards will expire between 2025 and 2040.

The deductibility of such credits and net operating losses (“NOL”) may be limited. Under Section 383 and 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which generally occurs if the percentage of the corporation’s stock owned by 5% stockholders increases by more than 50% over a three-year period, the corporation’s ability to use its pre-change, credits and NOL carryforwards and other pre-change tax attributes to offset its post-change income, may be limited. We have not determined if we have experienced Section 383/382 ownership changes in the past and if a portion of our NOL and tax credit carryforwards are subject to an annual limitation. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If we determine that an ownership change has occurred and our ability to use our historical NOL and tax credit carryforwards is significantly limited, it would harm our future operating results by effectively increasing our future tax obligations.

The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on the Company’s history of operating losses, including a three-year cumulative loss position as of December 31, 2020 and 2019, the Company has concluded that it is not more likely than not that its deferred income tax assets will be realized. Accordingly, the Company has provided a full valuation allowance, for the years ended December 31, 2020 and 2019. The net increase in the valuation allowance of $5.2 million is due to the current year operating losses.

The Company is generally subject to a three-year statute of limitations by major tax jurisdictions. The current tax years that are subject for examination are tax years 2017 through 2019, although tax years dating back to 2015 remain open up to the tax attribute amounts carried forward for future use.

12. LEASES

The Company has one operating lease, as a sublessee of an unrelated third party, for real estate that was recorded upon adoption at January 1, 2019. The lease was amended in March 2020 to extend the terms of the agreement for the existing premise and lease additional expansion premise and in December 2020 to provide additional rent adjustments. The amended leases were entered into with UMD. Refer to Footnote 14 – Related Party Transactions for further information. The Company determined the modified lease for the original premises and the lease for the expansion premises were both operating leases. The March 2020 amendment was determined to represent a modification to the existing lease with two lease components for both the original premises and expansion premises. The lease commencement date for the expansion premises was in December 2020. The modified lease for the original premises was reassessed utilizing an incremental borrowing rate at the effective date of the amendment. In December 2020, the original premise was further reassessed due to a rent adjustment associated with lessor assets paid for by the Company. For the original premises, these reassessments resulted in the recognition of an additional ROU asset and lease liability of $613 thousand in March 2020 and $136 thousand in December 2020. At the lease commencement date for the expansion premise, the Company recorded a ROU asset and lease liability of $2.8 million. As of December 31, 2020 and 2019, the weighted- average remaining lease term was 10 years and 6 years, respectively. The weighted-average discount rate was 11.9% and 12.2% at December 31, 2020 and 2019, respectively.

The components of lease cost were as follows (in thousands):

	2020	2019
Operating lease cost (1)
Fixed lease cost	$278	$155
Short-term lease cost	35	11

Total operating lease cost	$313	$166

(1)	The lease costs are reflected in the Statements of Operations and Comprehensive Loss as follows (in thousands):

	Year Ended December 31
	2020	2019
Research and development	263	133
General and administrative	50	33
Total	313	166

Supplemental cash flow and other information related to operating leases was as follows (in thousands):

	Year Ended December 31
	2020	2019
Cash payments included in the measurement of operating lease liabilities	178	146
Operating lease right-of-use assets recognized in exchange for new operating lease obligations	3,565	—

As of December 31, 2020, maturities of operating lease liabilities are as follows (in thousands):

Amount
Year Ending December 31,
2021	561
2022	644
2023	671
2024	750
2025	772
Thereafter	4,146

Total lease payments	7,544
Less: imputed interest	(3,273)

Present value of operating lease liabilities	4,271

13. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) savings plan (the “401(k) Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may elect to contribute up to 100% of their eligible compensation, subject to certain limitations. The 401(k) Plan provides for a discretionary employer-matching contribution. The Company made a matching contribution of $308 thousand and $185 thousand to the 401(k) Plan for the years ended December 31, 2020 and 2019, respectively.

14. RELATED PARTY TRANSACTIONS

Transactions with UMD and Duke

As described in Note 5 – Agreements with UMD and Duke, the Company entered into a License Agreement and Option Agreement with UMD and Duke whereby the Company, in the normal course of business, has licensed certain intellectual property and, in the case of the Amendment to the Duke Option Agreement, has purchased research and development services. The Company considers these agreements to be related party transactions because during 2019 and 2020, the Company’s Co-founder and Chief Technology Officer served as a professor at Duke and the Company’s Co-founder and Chief Scientist served as a professor at the UMD. Each, in their role as professors at each university, are leading the research subject to the License Agreement and Option Agreement.

In addition, the Company entered into an amendment to its operating lease for office space with the UMD. The lease was amended with UMD in March 2020 to extend the terms of the agreement for the existing premise and lease additional expansion premise and was amended in December 2020 to provide additional rent adjustments. Refer to Note 12 for additional information regarding the Company’s leases.

The Company’s results from transactions with UMD and Duke, as reflected in the Statements of Operations and Comprehensive Loss are detailed below:

	Year Ended December 31,
	2020	2019
Research and development	247	136
General and administrative	35	20

The Company has the following balances related to transactions with UMD and Duke, as reflected in the Balance Sheets:

	December 31,	December 31,
	2020	2019
Assets
Other noncurrent assets	2,365	—
Prepaid expenses and other current assets	1,013	—
Operating lease right-of-use asset	4,296	636
Liabilities
Accounts payable	5	—
Current operating lease liabilities	495	133
Non-current operating lease liabilities	3,776	551

15. SUBSEQUENT EVENTS

The Company has completed an evaluation of all subsequent events through March 22, 2021, the date the financial statements were available to be issued, to ensure that these financial statements include appropriate disclosure of events both recognized in the financial statements and events which occurred but were not recognized in the financial statements. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

Agreement with UMD

On February 4, 2021, the Company and UMD amended the UMD Option Agreement to provide for the issuance of the remaining shares under the Agreement of 128,599 shares of common stock, after giving effect to the recapitalization, to UMD as a nonrefundable upfront payment in exchange for research and development services by UMD whereby the Company will obtain rights to any potential future intellectual property developed during the term. The amendment further clarifies that the exit guarantee is not applicable in the event a merger occurs with a special purpose acquisition company. The Company has not finalized the valuation of the shares of common stock issued to UMD.

Merger Agreement

On March 7, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with dMY Technology Group, Inc. III (“dMY”) and Ion Trap Acquisition Inc. (“Merger Sub”), a Delaware corporation and a direct, wholly owned subsidiary of dMY. Pursuant to the Merger Agreement, the Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving entity in the Merger and, after giving effect to the Merger, becoming a wholly owned subsidiary of dMY. dMY will be renamed IonQ, Inc. The consummation of the Merger is subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement. The transaction is estimated to provide $650.0 million of gross proceeds, including $350.0 million fully committed private placement of common stock at $10.00 per share, as described below.

Concurrently with the execution of the Merger Agreement, dMY entered into subscription agreements with certain investors (collectively, the “PIPE Investors”) pursuant to which, on the terms and subject to the conditions therein, the PIPE Investors have collectively subscribed for 35.0 million shares of common stock for an aggregate purchase price equal to $350.0 million (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the closing, subject to the terms and conditions contemplated by the subscription agreements.

Events Subsequent to Original Issuance of Consolidated Financial Statements (unaudited)

Business Combination

On September 30, 2021, the Company finalized the Business Combination with dMY, as described in Note 1. The consummation of the Merger provided approximately $636.0 million of gross proceeds, including $345.0 million from the PIPE investment in common stock at $10.00 per share. In connection with the Business Combination, Legacy IonQ and dMY incurred direct and incremental costs of approximately $52 million related to the equity issuance, consisting primarily of banking, legal, accounting, and other professional fees, which were recorded to additional paid-in capital as a reduction of proceeds. Additionally, approximately $4.3 million in offering costs were allocated to liability-classified warrants assumed in the Merger and expensed upon the close of the Business Combination.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, certain former dMY stockholders entered into a sponsor support agreement. Under the sponsor support agreement, and effective upon the consummation of the Business Combination, 10% of the dMY Class B common stock (or 750,000 shares), which were converted into shares of common stock at the consummation of the Business Combination, were unvested and subject to certain vesting and forfeiture provisions (the “Vesting Shares”).

These provisions provide that (i) one-third of the Vesting Shares shall vest at such time as (x) the closing price of common stock equals or exceeds $12.50 for any 20 trading days during any period of 30 consecutive trading days or (y) IonQ consummates a subsequent transaction (as defined) on or before the date that is five years after the consummation of the Business Combination, (ii) one-third of the Vesting Shares shall vest at such time as (x) the closing price of common stock equals or exceeds $15.00 for any 20 trading days during any period of 30 consecutive trading days or (y) IonQ consummates a subsequent transaction (as defined), on or before the date that is five years after the consummation of the Business Combination and (iii) one-third of the Vesting Shares shall vest at such time as (x) the closing price of common stock equals or exceeds $17.50 for any 20 trading days during any period of 30 consecutive trading days or (y) IonQ consummates a subsequent transaction (as defined), on or before the date that is five years after the consummation of the Business Combination.

Vesting Shares that remain unvested on the first business day after five years from the closing of the Business Combination will be surrendered to IonQ without any consideration for such transfer.

The Vesting Shares are accounted for as equity classified instruments and were included as merger consideration as part of the reverse recapitalization, and recorded in additional paid-in capital.

Agreement with UMD

The shares required to be issued under the February 2021 amendments to the License Agreement and the UMD Option Agreement were issued to UMD on June 16, 2021.

Warrant Liabilities

As of September 30, 2021, and pursuant to the Business Combination, there were 11.5 million warrants to purchase common stock outstanding, consisting of 7.5 million public warrants and 4.0 million private placement warrants. Each warrant entitled the registered holder to purchase one share of common stock at a price of $11.50.

Through December 17, 2021 approximately 2.3 million public warrants were exercised resulting in the issuance of 2.3 million shares of common stock and net proceeds of $26.0 million. Additionally, all 4.0 million private placement warrants were exercised on a cashless basis resulting in the net issuance of 2.2 million shares of common stock.